EXHIBIT 2.1

ARTICLES AND PLAN OF MERGER
OF
BAHAMAS ENTERPRISES, INC.,
a Nevada corporation
into
SUZY-PATH, CORP.,
a Nevada corporation

     Articles and Plan of Merger made this 27th day of September, 2001, by Bahamas Enterprises, Inc., a Nevada corporation, hereinafter called (“Bahamas”), of 6767 W. Tropicana Avenue, Suite 207, Las Vegas, Nevada 89103, and Suzy-Path, Inc., a Nevada corporation, hereinafter called (“Suzy-Path”) of 6767 W. Tropicana Avenue, Suite 207, Las Vegas, Nevada 89103. Bahamas and Suzy-Path being hereinafter sometimes called the Constituent Companies.

     WHEREAS, the Board of Directors of each of the Constituent Companies have deemed it advisable and generally to the welfare of the Constituent Companies that Bahamas merge with and into Suzy-Path under and pursuant to the provisions of Chapter 92A of the Nevada Revised Statutes and in accordance with Section 368(a) of the Internal Revenue Code of 1986, as amended;

     WHEREAS, Bahamas is a corporation duly organized under the laws of the State of Nevada having been incorporated July 10, 1996, has authorized capital stock consisting of 25,000,000 shares of Common Stock at $.001 par value each share. There are 2,100,000 shares of Common Stock issued and outstanding as of the date hereof;

     WHEREAS, Suzy-Path is a corporation duly organized under the laws of the State of Nevada having been incorporated September 16, 1999, has authorized capital stock consisting of 25,000,000 shares at $.001 par value each share. There are 20,000 shares of Common Stock issued and outstanding as of the date hereof;

     WHEREAS, the shareholders of both Bahamas and Suzy-Path have duly approved a merger of Bahamas into Suzy-Path;

     WHEREAS, as a result these Articles and Plan of Merger Suzy-Path, Corp. becomes the successor company (succession by merger — acquisition of assets) in connection with the acquisition of all of the assets subject to the liabilities and obligations under and pursuant to the provisions of the laws of the State of Nevada;

     WHEREAS, the laws of the State of Nevada permitted such a merger and the Constituent Companies desire to merge under and pursuant to the provision of the laws of the State of Nevada;

     NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants herein contained, and the mutual benefits hereby provided, it is agreed by and between the parties hereto as follows:

1.	MERGER: Bahamas shall be and hereby is merged into Suzy-Path and shall hereafter be known as “Suzy-Path, Corp.”

2.	EFFECTIVE DATE: This merger shall become effective upon filing in the office of the Nevada Secretary of State’s Office of these Articles and Plan of Merger, the time of such effectiveness being hereinafter called the “Effective Date.”

(a)	For all purposes of the laws of the State of Nevada, the merger herein provided for shall become effective and the separate existence of Bahamas ceases except insofar as it may be continued by statute, as of the Effective Date.

(b)	The corporate identity, existences, purposes, powers, objects, franchises, rights and immunities of Bahamas shall be continued in and merged into Suzy-Path, and shall be fully vested therewith.

3.	SURVIVING CORPORATION: Suzy-Path will survive the merger herein and shall continue to be governed by the laws of the State of Nevada and the separate corporation existence of Bahamas ceases as of the Effective Date.

4.	ARTICLES OF INCORPORATION: The Articles of Incorporation of Suzy-Path shall be the Articles of Incorporation of the merged companies.

5.	BYLAWS: The By-Laws of Suzy-Path as presently exist shall be the By-Laws of the merged companies.

6.	BOARD OF DIRECTORS AND OFFICERS: The members of the board of directors and officers of Suzy-Path as of the Effective Date shall be those persons who are the members of the board of directors and the officers and such persons shall serve in such offices.

7.	CONVERSION OF SHARES: The manner of converting shares of Bahamas into shares of Suzy-Path shall be as follows:

(a)	Each share of stock of Bahamas outstanding without any action on the part of the holder thereof automatically becomes and is converted into common stock of Suzy Path at the ratio of one (1) share of common stock of Suzy-Path for each one (1) share of the common stock of Bahamas.

(b)	Each outstanding certificate representing shares of the common stock of Bahamas is deemed, for all corporate purposes, to evidence the ownership of the number of fully paid, nonassessable shares of common stock of Suzy-Path into which such shares of common stock of Bahamas shall be so converted.

(c)	As of the Effective Date, each share of common stock of Suzy-Path outstanding without any action on the part of the holder thereof automatically becomes and is converted into common stock of the Suzy-Path at the ratio of one hundred (100) shares of common stock of Suzy-Path for each one (1) share of the common stock of Suzy-Path held by the holder prior to the Effective Date.

8.	AUTHORIZATION: The parties hereto acknowledge and respectively represent that these Articles and Plan of Merger is authorized by the laws of the State of Nevada and that the matter was approved by the required vote under the laws of the State of Nevada by the majority shareholders by written consent, without soliciting proxies of the respective Constituent Companies, at which the shareholders voted as follows:

NAME OF	COMMON SHARES
CORPORATION	ENTITLED TO VOTE	FOR	AGAINST

Bahamas	2,100,000	1,450,000	-0-
Suzy-Path	20,000	20,000	—

9.	FURTHER ASSURANCES OF TITLE: Bahamas and Suzy-Path, and each of them, will execute and deliver or cause to be executed and delivered all such deeds and instruments and will take or cause to be taken all such further action as Suzy-Path, Corp. may deem necessary or desirable in order to vest in and confirm to Suzy-Path, Corp. title to and possession of any property of any of the Constituent Companies acquired by Suzy-Path, Corp. by reason or as a result of the merger herein provided for and otherwise to carry out the intent and purposes hereof, and the prior officers and directors of Bahamas is fully authorized in the name of Suzy-Path, Corp. or otherwise to take any and all such action.

10.	SERVICE OF PROCESS ON SURVIVING CORPORATION: Suzy-Path, Corp. has agreed that it may be served with process in the State of Nevada in any proceeding for enforcement of any obligation of Bahamas arising from the merger, including any suit or other proceeding to enforce the right of any shareholder as determined in appraisal proceedings pursuant to the provisions of the Nevada Revised Statutes and hereby irrevocably appoints the Secretary of State of Nevada as its agent to accept service of process in any suit or other proceeding. Copies of such process shall be mailed to Domain Registration, Corp.’s Resident Agent: Savoy Financial Group, Inc., 6767 W. Tropicana Boulevard, Suite 207, Las Vegas, Nevada 89103.

     IN WITNESS WHEREOF, each of the corporate parties hereto pursuant to authority duly granted by its board of directors, has caused these Articles and Plan of Merger to be executed by its respective officers.

Bahamas Enterprises, Inc., a Nevada corporation

By:	/s/ Felicia May Nilson

Felicia May Nilson, President

Suzy-Path Corp, a Nevada corporation

By:	/s/ Amy Hadley

Amy Hadley, President